Exhibit 33



FOR IMMEDIATE RELEASE


Contact:
Larry Dennedy
MacKenzie Partners, Inc.
212-929-5500


            ESC MEDICAL MISLEADS PUBLIC ABOUT ISRAELI COURT'S RULING


June 18, 1999, New York, New York - - Contrary to a misleading press release issued earlier today by ESC Medical Systems Ltd. (Nasdaq: ESCMF), the court in Israel has set a hearing date for Tuesday, June 22, 1999 on two of the three motions filed by Messrs. Genger and Gottstein in order to prevent ESC from misusing the corporate machinery for its own self interest. The only thing the court decided today was not to hear one of the motions ex-parte, and to set a hearing on Tuesday, June 22 for two of the motions. The hearing date on the third motion has yet to be set.

As previously reported, Messrs. Genger and Gottstein have sought to hold ESC in contempt of court for violating a court order to turn over a list of the Company's beneficial owners within the time required by the Israeli court, thereby severely prejudicing Messrs. Genger and Gottstein's ability to communicate with ESC shareholders on equal footing with ESC, all as required pursuant to the court order. In order for the court to demand ESC and Eckhouse to show cause as to why they should not be held in contempt, the court asked Messrs. Genger and Gottstein's attorneys to file a formal request to do so, which they have done. Once the order is signed by the court, a hearing date will be set.

Messrs. Genger and Gottstein have also sought to prevent ESC from voting the shares held by a trust for the benefit of Eckhouse and other ESC employees - shares which were purchased with Company funds in transactions whose legality is highly suspect. Separately, Messrs. Genger and Gottstein have raised serious legal questions as to why the trust failed to file a Schedule 13D with respect to the shares held, thereby keeping all shareholders in the dark about the nature of the purchases, and the actual amount held in the trust.

Finally, Messrs. Genger and Gottstein have sought a declaration from the Israeli court requiring ESC to honor the blue proxy cards being used for Messrs. Genger and Gottstein's solicitation after ESC threatened to invalidate such proxies, thereby disenfranchising all ESC shareholders who wish to support Messrs. Genger and Gottstein's efforts to replace Shimon Eckhouse and his fellow Directors.

The second two motions described above will be heard on June 22, 1999.


                               Page 13 of 14 Pages

According to Messrs. Genger and Gottstein, "Once again Eckhouse and his management have demonstrated their contempt for shareholder rights. We think any shareholder understanding these tactics should be outraged by ESC's blatant attempt to disenfranchise them and prevent a fair election from occurring. At every turn, ESC has used Company resources to thwart our efforts and mislead shareholders. Their press release today is yet another example of how ESC has tried to mislead the public. Supporting ESC in this election would be to us tantamount to an endorsement of their outrageous actions."


                               Page 14 of 14 Pages